March 14, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs, Assistant Director
Ji Kim, Attorney-Advisor
Mark P. Shuman, Branch Chief — Legal

Re:  Paylocity Holding Corporation Registration Statement No. 333-193661

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Deutsche Bank Securities Inc., as representatives of the several underwriters, hereby joins Paylocity Holding Corporation in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern time on March 18, 2014, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act,  we wish to advise you that we have distributed approximately 3,107 copies of the Preliminary Prospectus dated March 6, 2014 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

Very truly yours,

Deutsche Bank Securities Inc.

By:	/s/ Jay Coleman
(Deutsche Bank Securities Inc.)

By:	/s/ Benjamin Marsh
(Deutsche Bank Securities Inc.)

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. H. Allong
(Merrill Lynch, Pierce, Fenner & Smith Incorporated)

William Blair & Company, L.L.C.

By:	/s/ Brett Paschke
(William Blair & Company, L.L.C.)

[Signature Page to Underwriters’ Acceleration Request]